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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                                KFORCE.COM, INC.
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                       (Name of Subject Company (Issuer))

                           KFORCE.COM, INC. (ISSUER)
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                           (Names of Filing Persons
           (Identifying Status as Offeror, Issuer or Other Person))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                   775835101
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                     (CUSIP Number of Class of Securities)

                               William L. Sanders
                            Chief Financial Officer
                                kforce.com, Inc.
                            120 West Hyde Park Place
                                   Suite 150
                              Tampa, Florida 33606
                                 (813) 251-1700

                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:
                           Michael L. Jamieson, Esq.
                            Robert J. Grammig, Esq.
                              Holland & Knight LLP
                             400 North Ashley Drive
                                   Suite 2300
                              Tampa, Florida 33602
                                 (813) 227-8500

                           CALCULATION OF FILING FEE
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        Transaction Valuation*                          Amount of Filing Fee
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             $55,000,000                                      $11,000
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*Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 10,000,000 shares of common stock, par value $.01 per share, at the maximum tender offer price of $5.50 per share.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $11,000                Filing Party: kforce.com, Inc.
                       -------------------                   ------------------

                           Amendment No. 1
Form or Registration No.:  to Schedule TO       Dated Filed: November 6, 2000
                         -----------------                   ------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transaction to which the statement relates:

      [ ]  third-party tender offer subject to Rule 14d-1.

      [X]  issuer tender offer subject to Rule 13e-4.

      [ ]  going-private transaction subject to Rule 13e-3.

      [ ]  amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, as previously amended and supplemented, originally filed with the Securities and Exchange Commission on November 6, 2000 (the "Schedule TO"), by kforce.com, Inc., a Florida corporation. The Schedule TO relates to the offer by kforce to purchase 10,000,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, of its common stock, par value $.01 per share, including the associated common stock purchase rights issued under the Rights Agreement, dated as of October 28, 1998, as amended, between kforce.com, Inc. and State Street Bank and Trust Company, as Rights Agent, at prices not greater than $5.50 nor less than $4.75 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 6, 2000, and in the related Letter of Transmittal, which, as amended and supplemented from time to time, together constitute the tender offer. Unless the context otherwise requires, all references to shares shall include the associated common stock purchase rights.

         Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed on Amendment No. 1 to the Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 2 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended to the extent specifically provided herein.

         The Offer to Purchase is hereby amended as follows:

FRONT COVER PAGE

         The second bullet point on the front cover page of the Offer to Purchase under the heading "When our offer expires:" is hereby amended and restated in its entirety as follows:


         "- if the number of shares properly tendered is not more than 10,000,000, we will purchase all shares tendered, and"


IMPORTANT PROCEDURES

         The last sentence of the third paragraph on page i of the Offer to Purchase is hereby amended to add the following clause: "and may have the effect of decreasing the price at which any securities are purchased in the offer."

SUMMARY OF TERMS

         The last sentence of the third paragraph after the question "What is the purchase price for the shares?" on page 1 of the Offer to Purchase is hereby amended to add the following clause: "and may have the effect of decreasing the price at which any securities are purchased in the offer."

FORWARD LOOKING STATEMENTS

         The second paragraph under the heading entitled "Forward Looking Statements" on page 5 of the Offer to Purchase is hereby amended to add the following sentence at the end of the paragraph:

         "Please be advised that the safe harbor protections of the Private Securities Litigation Reform Act of 1995 are not applicable to statements made in connection with a tender offer."

SECTION 1. NUMBER OF SHARES; PRICE; PRIORITY OF PURCHASE

         The first paragraph under the heading entitled "Odd Lots" on page 7 is hereby amended to add the following sentence at the end of the paragraph:

         "As of November 21, 2000, kforce had 54 odd lot holders."

SECTION 3. PROCEDURES FOR TENDERING SHARES

         The last sentence of the first bullet on page 11 of the Offer to Purchase in subparagraph (2) under the heading "Proper Tender of Shares" is hereby amended to add the following clause: "and may have the effect of decreasing the price at which any securities are purchased in the offer."

         The first full paragraph under the heading "Our 401(k) Retirement Savings Plan" on page 14 of the Offer to Purchase is hereby amended to add the following sentence at the end of the paragraph:

         "If the purchase price selected by us in the offer is less than the prevailing market price, none of the shares held by a participant in the savings plan will be purchased."

SECTION 6. CONDITIONAL TENDER PROCEDURES

         The last paragraph under the heading "Section 6. Conditional Tender Procedures" on page 17 of the Offer to Purchase is hereby amended and restated as follows:


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         "All shares tendered by a shareholder subject to a conditional tender pursuant to the Letter of Transmittal or Notice of Guaranteed Delivery, regarded as withdrawn as a result of proration and not eventually purchased, will be returned promptly after the expiration date without any expense to the shareholders."

SECTION 7. CONDITIONS OF OUR OFFER.

         The Offer to Purchase is hereby amended in order to change the phrase "sole judgment" to "reasonable sole judgment" and to change the phrase "our judgement" to "our reasonable judgment" each time such phrase appears in the bullet-point or numbered paragraphs in "Section 7. Conditions of Our Offer."

SECTION 11. INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND
            ARRANGEMENTS CONCERNING SHARES.

         The first sentence of the second paragraph in Section 11 on page 23 is hereby amended to change "7,222,358 shares" to "7,223,458 shares."

         The fourth sentence of the second paragraph in Section 11 on page 23 is hereby amended to change "22.3%" to "22.2%."

         The number of shares held by Todd W. Mansfield in the Stock Ownership Table in Section 11 on page 24 is hereby amended to change "16,100" to "17,200."

         Subsection (i) of Footnote (10) to the Stock Ownership Table in
Section 11 on page 25 is hereby amended to change "1,100 shares" to "2,200 shares."




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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     kforce.com, Inc.

                                     By:    /s/ William L. Sanders
                                        ---------------------------------------

                                     Name:      William L. Sanders
                                          -------------------------------------

                                     Title:     Chief Financial Officer
                                           ------------------------------------

Dated: December 4, 2000


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                                 EXHIBIT INDEX


EXHIBIT NO.                             DESCRIPTION
-----------                             -----------
(a)(1)(A)         Offer to Purchase, dated November 6, 2000 **
(a)(1)(B)         Letter of Transmittal **
(a)(1)(C)         Notice of Guaranteed Delivery **
(a)(1)(D)         Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 6, 2000 **
(a)(1)(E)         Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees **
(a)(1)(F)         Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 **
(a)(1)(G)         Summary Advertisement, dated November 6, 2000 **
(a)(1)H)          Letter to Participants in the 401(k) Retirement Savings Plan **
(a)(2)-(4)        Not applicable
(a)(5)(A)         Press Release, dated November 6, 2000 *
(a)(5)(B)         Letter to Shareholders from the Chairman of the Board and Chief Executive Officer of
                  kforce.com, Inc., dated November 6, 2000 **
(b)               Bank of America, N.A. $90 million Credit Facility, dated November 3, 2000 **
(d)               Not applicable
(g)               Not applicable
(h)               Not applicable


* Previously filed on Schedule TO
** Previously filed on Amendment No. 1 to Schedule TO



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